February 7, 2025

Cooper Werner
Chief Financial Officer
F5, Inc.
801 5th Avenue
Seattle, WA 98104

        Re: F5, Inc.
            Form 10-K for the year ended September 30, 2024
            File No. 000-26041
Dear Cooper Werner:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Technology
cc:   Scot Rogers